







2007 Annual Report

A world of difference

MDS

Science advancing health

2007 Financial Highlights[1]

Years ended October 31 (millions of US dollars, except EPS)		2007		2006	% Change
FINANCIAL RESULTS[1]					
Net revenue					
MDS Analytical Technologies	$	352	$	202	74%
MDS Nordion	$	290	$	295	(2%)
MDS Pharma Services	$	477	$	458	4%
	$	1,119	$	955	17%
Adjusted EBITDA[2]	$	145	$	77	88%
Operating loss	$	(108)	$	(56)	(93%)
EPS					
Adjusted[2]	$	0.34	$	0.17	100%
As reported	$	(0.25)	$	0.15	n/m
Cash from continuing operating activities	$	178	$	25	612%
Capital expenditures	$	71	$	51	39%
FINANCIAL POSITION					
Cash, cash equivalents and short-term investments	$	337	$	382	(12%)
Total assets	$	3,018	$	2,343	29%
Net debt	$	47	$	12	292%
Shareholders' equity	$	1,897	$	1,354	40%

1 From continuing operations, except where noted
2 Excluding restructuring and other items

Over the past three years, our net revenues have grown at a compound annual growth rate of 12%, due primarily to the acquisition of Molecular Devices this year.

12% CAGR

Three-year net revenue growth
(in millions of dollars)



2005	2006	**2007**
887	955	1,119

There is a world of difference at MDS
since we embarked on a bold new course
two years ago.



more **global** than ever, with growing footprints and opportunities in growing geographic markets

three strong platforms in growth areas of life sciences are leveraging our strength in those markets

building a culture of **innovation** and excellence

stronger, leaner, more competitive

A world of
difference

strengthened **leadership** on a global basis

world-class operations in key global markets

moving boldly, driving growth – organically and through **strategic acquisitions**

2007 Quick Facts

- **US$1.1 billion** net revenues
- **17%** net revenue growth
- **88%** EBITDA growth
- End market growth of **7%–10%**
- **5,500** employees

- Broad global reach
  - Operations in **29** countries
  - Distribution to **82** countries
- Listed on **TSX** and **NYSE**
- **72%** of institutional shares held outside of Canada

A world of opportunity

MDS is a global life sciences company

that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of analytical instruments, medical isotopes for molecular imaging, radiotherapeutics and medical devices and pharmaceutical contract research.


MDS Global Presence



Employees
by geography

Canada	35%
United States	29%
Europe	28%
Asia	7%
Rest of World	1%



Revenues
by geography

United States	47%
Europe	27%
Canada	12%
Asia	9%
Rest of World	5%



Revenues
by client type

Pharma/Biotech	66%
Industry & Other	26%
Government/ Academia	8%



Revenues
by offering

Services	50%
Instruments	26%
Reagents & Consumables	24%

All dollar figures in this report are in US funds, unless otherwise stated.

Business Segments

MDS Analytical Technologies



- A global leader providing innovative tools for life sciences research and drug discovery and development
- Sciex brand offers proven market leadership in mass spectrometry
- Molecular Devices brand is the gold standard in high-performance bioanalytical measurement systems

Market Size	**$6** billion
Market Growth	**6%–10%**

2007 Net Revenue
$352 million

 31% of total revenues

Market Segments
- Life Sciences Mass Spectrometers
- Drug Discovery
- BioResearch

Key 2007 Achievements and Improvements
- Acquired and integrated Molecular Devices
- Continued migration of manufacturing and supply chain to Asia
- Launched seven new innovative products including
  - AquaMax® family of microplate washers
  - New food safety test method
  - MetaMorph® ICS Confocal Microscope for live cell and functional imaging
  - Cliquid™ Drug Screen and Quant Software with improved accuracy for screening drugs of abuse
  - FlashQuant™, new mass spectrometer workstation introduces 25-fold increase in speed for drug screening

Key 2008 Priorities
- Accelerate introduction of new technologies through add-on acquisitions and technology in-licencing
- Continue to increase share of existing markets through product development
- Enhance our global representation by expanding our direct and indirect sales and support in Europe and Asia
- Expand Asian manufacturing and supply chain capabilities
- Roll out new MDS Analytical Technologies brand

MDS Nordion



- A global leader in supplying medical isotopes for molecular imaging
- Leading provider of sterilization technologies for disease prevention and radiotherapeutics for targeted cancer treatments
- A global leader in contract manufacturing for the radiotherapeutics industry

Market Size	**$4** billion
Market Growth	**5%–7%**

2007 Net Revenue
$290 million

 26% of total revenues

Market Segments
- Medical Imaging Isotopes
- Radiotherapeutic Products
- Sterilization Technologies

Key 2007 Achievements and Improvements
- Expanded operations in Fleurus, Belgium to grow demand for Glucotrace® imaging agent
- Established four European Centres of Excellence for TheraSphere®, a liver cancer treatment
- Signed agreement with Avid Radiopharmaceuticals Inc. to develop new imaging agent for Alzheimer's disease
- Signed expanded contract with Rosenergoatom to grow sterilization business

Key 2008 Priorities
- Expand existing product offerings into new global markets
- Drive growth through customer-focused initiatives, development collaborations and strategic acquisitions
- Establish lead as innovator in molecular medicine to enable personalized medicine
- Continue application of LeanSigma tools to drive efficiency across operations

MDS Pharma Services



- A global leader in delivering high-quality on-time contract research services at each stage of the drug discovery and development process
- Value-added services help to bring new drugs to market safely and efficiently

Market Size	**$15** billion
Market Growth	**10%–13%**

2007 Net Revenue
$477 million

 43% of total revenues

Market Segments
- Early-Stage
- Late-Stage

Key 2007 Achievements and Improvements
- Significant progress in resolution of FDA efforts in Montreal
- Top-graded 35 positions (50%) in the top two layers of the leadership team
- Increased 2007 adjusted EBITDA by $32 million and improved productivity (revenue per headcount) by 17%
- Streamlined global footprint and headcount to deliver $30 million annual savings in 2008

Key 2008 Priorities
- Capture emerging biotech opportunities with expanded Development & Regulatory Services team
- Expand service offerings, through Phoenix clinic expansion, Phase IIa services, immunogenicity testing and focused therapeutic area initiatives
- Fully upgrade and integrate global sales efforts
- Drive productivity and continue to strengthen quality management systems through targeted LeanSigma initiatives and customer-facing IT investments
- Roll out new brand strategy

John T. Mayberry
Chairman

A stronger MDS for a
different world



There is indeed a world of difference at MDS, with profound changes since I became Chairman in 2004. At that time, MDS was known primarily as Canada's largest diagnostic laboratory company and required clearer focus. Today, MDS is a major global life sciences company, focused, strong, innovative, and moving forward with confidence. It's a different world, and it is tremendously exciting. The difference the Board has seen reflects the vision, commitment and decisive action of the management team and people of MDS, under the leadership of CEO Stephen DeFalco. Two years ago, Stephen and his team charted out the bold new course that has led to the rationalization of MDS's businesses into three strong growth platforms, expanded our global reach and fuelled a high-performance culture.

In fiscal 2007, we saw an impressive acceleration of this strategic course, as MDS completed the sale of the laboratory services business and launched MDS Analytical Technologies with the acquisition of Molecular Devices, the largest acquisition in the Company's history. With every step forward, MDS has become better equipped to compete and prosper in the high-growth markets of global life sciences. What is particularly important and impressive is that this has been achieved without sacrificing the commitment to people and values for which MDS has always been known. People take pride in being part of an organization that lives its values. I take pride in being associated with this Company.

The journey is not over yet, but the difference is already abundantly clear and the Board fully supports management in its ambitious strategy, now well underway, to deliver superior value to our shareholders. In a changing world and a global industry with vast potential, MDS is on course and moving forward.

John Mayberry

John T. Mayberry
Chairman

Stephen P. DeFalco
President and
Chief Executive Officer

Driving growth as a global life sciences company

"If you look at what has happened in the last two years, MDS has emerged as a truly global life sciences pure play – an exciting new platform for growth with a whole new world of opportunity."



MDS Investment Thesis:
A different company

- $1.1 billion global life sciences company with three strong leading platforms in attractive markets.
- Strong management with a proven track record of execution.
- Customer-focused and performance-driven culture; provider of innovative, high-quality products and services.
- Appropriate balance of operating improvement, growth and investment.

It is an exciting time at MDS, as we see the impact of the strategies we have been pursuing, and the world of difference we have already achieved.

By any measure, 2007 was a year of major events and significant achievements in the history of MDS. In executing our strategies to make MDS a stronger and more competitive global life sciences company, we completed the largest divestiture in the Company's history, followed by the biggest acquisition. These two events had a profound impact on the shape, identity and business focus of MDS.

The divestiture was the sale of MDS Diagnostic Services, an exceptional laboratory business which was the founding business of MDS. This domestic business did not fit in the life sciences markets where we saw the greatest going forward opportunities. To unlock the true value and potential of MDS, it was time to move forward on the world stage.

With the divestiture of the lab business, we completed our plan of focusing MDS on our three platforms, which are all significant players in the global life sciences market. We also generated considerable proceeds. In fact, the value of the transaction, at $1.3 billion, well exceeded expectations for the sale of the business. This enabled us to return value to shareholders through a $500 million share buy-back while providing substantial investment capital to build on our platforms and accelerate MDS growth.

Making a difference with our first major acquisition

We did exactly what we said we were going to do and moved decisively with our first major acquisition – Molecular Devices Corporation. Combined with MDS Sciex, Molecular Devices is now part of MDS Analytical Technologies, an exceptionally strong global platform.

This transaction has been highly significant for MDS. It reveals much more than simply doubling the size and clout of one of our platforms. It reflects our ambition of turning our niche leaders into more powerful, more global platforms for growth. It is more than an opportunity for synergies and increased revenues. The acquisition of Molecular Devices effectively demonstrates our strategies in action, taking them from concept into reality. In fact, it drives home all three themes we explore later in this report: it has created a world of difference, moving our analytical technologies business – and MDS – dramatically ahead in terms of globalization, innovation and operational excellence.

With Molecular Devices, MDS Analytical Technologies has become more **global** than ever – bringing with it offices and operations in key markets beyond North America, a global customer-facing sales and marketing force, which we have kept intact, and an increased footprint in Asia, where we will be able to move more of our manufacturing operations. As well, we can leverage our growing presence in Asia, Europe and South America to support our other platforms and global activities.

From the perspective of **innovation**, our MDS Analytical Technologies business now has a formidable combined portfolio of more than 392 patents, and a far broader and deeper product pipeline. This pipeline is highly technical and research focused – for the business as a whole, we will see $70 million in R&D spending in the year ahead. These investments in technology will significantly increase our ability to create innovative new products for our customers.

From the **operational performance** viewpoint, we have gained a first class

operation, state-of-the-art facilities, international sales and support capabilities, a broader customer base, a deeper talent pool, and a more diversified product range – with the ability to offer existing customers a richer range of solutions.

In short, the Molecular Devices acquisition was the perfect strategic fit for MDS. The acquisition closed in the second quarter, and the MDS Analytical Technologies leadership team, led by Andy Boorn, has done an outstanding job in leading the integration process, which has been remarkably seamless, and in proceeding with their plans to build and enhance the platform.

Progress across the platforms

While highly significant, the transformation of our MDS Analytical Technologies platform was just one milestone in an eventful year. All three platforms made solid progress in pursuit of their goals and strategies.

Within **MDS Analytical Technologies**, Sciex had a positive year with record profitability and a positive year in executing its R&D agenda with new generation products to advance research and enhance client testing standards. Furthermore, we saw the continued success of the Applied Biosystems | MDS Sciex joint venture, with the unveiling of FlashQuant™ – an innovative,

first-in-the-world mass spectrometer platform designed to accelerate the drug screening process.

MDS Nordion, under the leadership of Steve West, delivered solid performance in 2007, while launching a range of initiatives and partnerships and broadening markets and operations in Europe and Asia. To this end, MDS Nordion established four Centres of Excellence in Europe for TheraSphere®, our innovative liver cancer treatment. Located in Spain, France, Germany and Italy, these centres will serve to train and educate oncology professionals in the use of this highly promising treatment. MDS Nordion also made a major investment in expanding our production facility in Fleurus, Belgium, for molecular imaging agent, Glucotrace® used in the diagnosis and staging of cancer.

As we look ahead, we are seeing terrific opportunities in our molecular imaging business. MDS Nordion has joined with the University of Ottawa Heart Institute to establish a Molecular Imaging Centre of Excellence to advance research in cardiology. As well, we signed a collaborative deal with Avid Pharmaceuticals to support clinical trials of novel radiopharmaceuticals in the diagnosis and monitoring of Alzheimer's disease. MDS Nordion is at the leading edge of personalized medicine.

We have already achieved a world of difference by many measures. Truly we are really just getting started tapping the potential of the new MDS.

At **MDS Pharma Services**, we saw an impressive turnaround in profitability and significant progress in closing the chapter on the FDA review in 2007. Dealing with the review comprehensively absorbed considerable time, resources and management focus, and impacted our financial results. David Spaight and his leadership team have made considerable progress in rebuilding and focusing this business into a stronger and more viable platform in a hugely attractive growth market.

This team has launched a strategic plan to become the industry leader in quality, compliance and customer service – a plan expressed by MDS Pharma Services' new brand promise, "*to deliver high-quality services on-time.*" This responds to our clients' pressing need to move drugs to market quickly and efficiently.

The brand promise has been supported by significant action and execution. MDS Pharma Services made major investments in growth in 2007. We completed the 300-bed expansion in Phoenix for our Phase I business. We overhauled the information systems for our pre-clinical and central lab business, providing an opportunity to expedite client processes innovatively. As well, with an eye to the future, MDS Pharma Services enhanced its global positioning, expanding its central lab in Beijing to meet the

increasing demands from pharmaceutical and biotech companies conducting clinical trials in China. From an operational efficiency perspective, MDS Pharma Services has more than 100 LeanSigma projects in process – many of which are focused on reducing cycle times.

All the achievements in pursuit of our strategies have set the stage for growth and value creation. MDS Pharma Services has delivered steady performance improvement throughout 2007. We intend to continue to drive further expansion of the EBITDA margins in this business in the year ahead.

From the company's overall progress of 2007, we are much closer to our goal of moving forward as a leader in global life sciences. We are more global, we have been attracting top talent, and operational performance has been improving steadily.

Ongoing focus

Driving forward, we are planning to accelerate growth, with a target of about 50% from organic growth and 50% from acquisitions to build our three existing platforms. Leaders of our three businesses have been given the mandate, support, latitude, investments and resources to drive operational excellence and execute growth strategies. We are focused on these platforms, and we aim to stay focused. These are strong platforms in great

markets, with an exceptionally rich set of global opportunities.

The report following my message will outline our priorities and the reason for our confidence. As we move forward, we will sharpen our focus on globalization, innovation and operational excellence. With this focus, we have already achieved a world of difference, by many measures. We are really just getting started – there is much more ahead.

Stephen P. DeFalco (signature)

Stephen P. DeFalco
President and
Chief Executive Officer

Managing the difference



Stephen DeFalco
President and Chief
Executive Officer



Andy Boorn
President,
MDS Analytical Technologies



Tom Gernon
Executive Vice-President,
Information Technology, and
Chief Information Officer



Ken Horton
Executive Vice-President, Corporate
Development, and General Counsel



Sharon Mathers
Senior Vice-President, Investor Relations
and External Communications



Doug Prince
Executive Vice-President,
Finance, and Chief Financial Officer



Jim Reid
Executive Vice-President,
Global Human Resources



Dave Spaight
President,
MDS Pharma Services



Steve West
President,
MDS Nordion

A world of
difference

⇑



globalization

\+



innovation

\+



operational excellence



A world of
difference

Now (as at end of fiscal 2007)	**$1,119 million** Net revenue	**3** # of businesses	**65%** Proportion of employees (outside of Canada)	**72%** Proportion of global institutional shareholders (outside of Canada)
Then (as at end of fiscal 2004)	**$1,414 million*** * includes MDS Diagnostic Services and Source Medical	**5**	**37%**	**2%**

Measuring the difference: the changing dimensions of MDS

MDS has been evolving rapidly in pursuit of our strategies – here's the progress to date.

Focused Global Life sciences company	**88%** Global revenues	**19** European presence (# of offices)	**13** Asian presence (# of offices)	**4** Latin American presence (# of offices)	**7%–10%** End market growth
Diversified Canadian Health and life sciences company	64%	20	5	3	3%–5%

A
different
world

MDS is more global than ever, with expanding opportunities in the world's most rapidly growing markets.


globalization







> "We are accelerating our ability to grow our businesses in key markets around the world. Our new central lab in Beijing is the latest in a series of strategic investments that we are making to meet the growing needs of the pharmaceutical and biotech market in Asia. On a global scale, we are continuing to monitor the markets in our industry for appropriate acquisition opportunities to expand our core businesses and enhance our capabilities to serve the needs of our customers."

Ken Horton
Executive Vice-President, Corporate Development, and General Counsel, MDS Inc.

Did You Know...



MDS Analytical Technologies has transferred the manufacturing of five key product lines to Shanghai and Singapore to take advantage of global cost savings and capabilities.



MDS Nordion's innovative cancer treatment, TheraSphere®, has been used to treat its first patients in India as it continues to expand its reach in global markets.



MDS Pharma Services has had a central lab presence in China for more than 10 years, longer than any competitor, and recently increased its Beijing central lab operation testing capacity five-fold.

We have seen revolutionary changes in the world of life sciences – not just in the assets and operations of MDS, but in our markets, in the dynamics of our industry, in our clients' operations and in our opportunities.

Since the beginning of this decade, we have noted the changing trends on a global basis. The major driver from the MDS perspective has been the accelerating global expansion of our clients, the world's leading pharmaceutical and biotech companies.

Very significant now is the growing importance of markets beyond North America. We have built our presence outside Canada, but the majority of our expansion has been in the United States. While the US remains the world's largest consumer of health care and life sciences products, there are worlds of opportunity for all of our businesses in key emerging and developed markets around the globe.

Asia is the next frontier in life sciences – particularly China and India. Each has become increasingly important to the supply chain, with growing industrial infrastructure and lower-cost, highly skilled labour. India has focused on health care and medical services as a key sector. Both countries have growing pharmaceutical and biotechnical industries, which are potential customers and partners for MDS. Both have vast populations, which means a wealth of patient populations for clinical trials. And both have an emerging consumer class, promising strong markets for our clients' products. As a result, Asia has become strategically vital to clients, and to MDS.

To support growth in Asia and to achieve global leadership in our businesses, we have been pursuing a number of strategies.

In our MDS Pharma Services business, we responded to the needs of global clients with our new, state-of-the-art facility in Phoenix and our growing operations in Europe. We are looking further afield to meet client demand for new patient populations. Central and South America are highly promising in this respect – as well as China, where we recently moved to a new and expanded central lab facility in Beijing.

With MDS Nordion, we have been building momentum in Europe, with expanded production facilities in Belgium, and new Centres of Excellence in Spain, Italy, Germany and France.

The acquisition of Molecular Devices has made MDS Analytical Technologies a more global company. On the manufacturing front, we have taken a huge step forward with the facilities we gained in Asia, where we have been transferring more of our manufacturing and supply chain activities; in fact, over half of our mass spectrometer production is now located there. That is a major shift in a matter of months.

As well, we gained a global sales and support network with the acquisition, greatly expanding our reach in Asia and in other key markets, and positioning us to forge stronger relationships with regional and global clients. That has positive implications for all three of our platforms, as we leverage our growing global footprint. To that end, we have been stepping up our talent management and recruitment efforts on a global basis. To attract the best and the brightest and cultivate creativity and innovative thinking, we are promoting the "MDS Advantage," our employee value proposition, to establish MDS as the employer of choice – around the world.

In this different world in which we operate, MDS is pursuing opportunities for our platforms across Asia and other high-potential global markets.

Doing things differently

Driving innovation We are leveraging our strength and building a culture of innovation excellence.





innovation



"We have collaborated with MDS Nordion to establish a world-class Molecular Imaging Centre of Excellence where we will combine innovative technology and our global research resources to make a difference in the lives of cardiac patients. We will use the latest imaging techniques to track changes at the molecular level in the body that we expect will lead to significant discoveries that advance earlier detection and new treatments for heart disease."

Dr. Terrence Ruddy
Chief of Cardiology, University of Ottawa Heart Institute

Did You Know...


Cliquid

MDS Analytical Technologies' Cliquid™ Drug Screen and Quant Software enables faster delivery of results in rapid turn-around markets such as food safety and pesticide detection.



MDS Nordion, in collaboration with the University of Ottawa Heart Institute, is establishing a Molecular Imaging Centre of Excellence to advance cardiology research and drug development capabilities.


GCPj
AWARDS
WINNER 2007

MDS Pharma Services received a 2007 Good Clinical Practice Journal Award for successfully managing a 2,700 patient Phase III malaria study in eight countries across Asia and Africa.

Innovation is critical to global leadership at MDS. Our world is spinning more rapidly all the time. Technology changes, markets change, clients change – leadership means being ahead of the curve. Innovation requires the undertaking of risk and disciplined deployment of capital, but what has become increasingly evident in our industry is that a commitment to innovation is required to compete on a global scale.

We have a strong tradition of innovation within each of our platforms; what we must do is ensure that it remains pervasive throughout MDS. Innovation means different things to each of our businesses. It may mean partnering at MDS Nordion, new products at MDS Analytical Technologies and unique new customer-facing IT systems at MDS Pharma Services. It is not just about products and technical advances, but about finding different ways of doing things – better ways. It is about being flexible, creative and inviting of change.

To assist MDS in remaining a leader, we have been focused on creating a culture of innovation, right across our organization. Each one of our platforms has been establishing a roadmap and benchmarks for its innovation strategies, such as measuring success in revenues attributable to innovative products or services introduced within the past three years.

Research and development are vital, particularly with MDS Analytical Technologies, which remains at the leading edge of scientific instrumentation to accelerate clients' increasingly sophisticated drug discovery processes. Both Sciex and Molecular Devices have extensive and highly developed product pipelines – supported by combined R&D spending of $70 million. Eleven product launches in the past two years are a testament to the effectiveness of this intensive R&D focus.

MDS Nordion, which has been working effectively to institutionalize innovation, has looked at creative partnerships, such as the establishment of the Molecular Imaging Centre of Excellence – focused on cardiac research – with the University of Ottawa Heart Institute, and collaborative research agreements with Avid Radiopharmaceuticals, Inc., Bradmer Pharmaceuticals, Inc., and Molecular Insight Pharmaceuticals, Inc. to enable the development of novel diagnostic and therapeutic agents.

MDS Pharma Services has placed a priority on enabling and supporting the innovation and discovery processes of clients, by looking for ways of expediting trial and test procedures. Over 100 LeanSigma initiatives have been completed that reduce the time required to set up and complete studies, and MDS Pharma Services has focused on service delivery innovation with targeted IT development, while closely monitoring emerging trends such as micro-dosing.

We are supporting our platforms and employees around the world in their efforts to enhance and strengthen a culture of innovation. We are recognizing, rewarding and celebrating innovative thinking, by placing high value on intellectual capital, by striving to recruit creative and dynamic thinkers, and by communicating break-throughs, benchmarks and best practices.

The strength of our commitment to innovation and to advancing life sciences is reflected in the importance we place on our newly created Scientific Advisory Board. This group of external advisors helps to steer our innovation efforts. They also serve to connect our R&D teams to leading external thinkers to create collaborations.

Building
world-class
operations

We have strengthened our leadership team around the world and we are stronger, leaner and more competitive.





operational excellence



"As we expand our IT operations globally, LeanSigma has proven to be a process improvement initiative that has exceeded expectations. LeanSigma reflects our company's commitment to operational excellence by putting the right processes in place at the outset of new IT projects. This approach helps us succeed in improving productivity, responding more effectively to our customers and saving millions of dollars in operating costs."

Tom Gernon
Executive Vice-President, Information Technology, and Chief Information Officer, MDS Inc.

Did You Know...



MDS Analytical Technologies' manufacturing transitions have saved in excess of $4 million in material costs and 40%–50% in direct and indirect labour in F2007 alone.



MDS Nordion increased their production of a medical isotope used in cardiac imaging by over 40% in one month to satisfy a global shortage.



MDS Pharma Services' Bioanalytical team has achieved a better than 97% on-time delivery score through LeanSigma process improvement initiatives.

Success of our growth strategies rests on driving scale and leadership across our global businesses to allow them to compete effectively and meet the needs of our clients. To that end, in addition to building our businesses, we have been adding depth and strength to the Executive Management Team. During the year, Doug Prince joined us as Chief Financial Officer and is globalizing and enhancing our financial team to drive improved effectiveness.

We have been focused on profitable growth and delivering superior returns to shareholders. Success means improving margins by maximizing efficiency and productivity while, at the same time, maintaining a dynamic work environment and fostering a culture of innovation and creativity.

Across MDS, our key functions of Human Resources, Information Technology and Finance have been benchmarking their costs relative to our peers. HR has now achieved a world-class operational cost base, IT is well on its way, and Finance has unveiled an aggressive plan to follow suit.

In the past two years, across MDS, we have been building our LeanSigma capabilities, with a view to driving improved productivity and quality service. Each business has undertaken a number of projects that include major overhauls of key processes that drive customer satisfaction.

MDS Analytical Technologies has consolidated manufacturing by reducing our North American manufacturing footprint and aggressively expanding production in our lower-cost operations in Shanghai and Singapore. This migration has given us leverage in both material costs and increased labour efficiency.

MDS Nordion utilized LeanSigma initiatives successfully to optimize manufacturing of TheraSphere®, a liver cancer therapy – improving yields to expand output while reducing the number of separate batches required per week.

MDS Pharma Services completed a LeanSigma project, reducing the required lead time for bioanalysis method development by 40% from 10 weeks to six weeks.

In 2007, our LeanSigma initiatives, in combination with other productivity initiatives, drove $7 million in direct and indirect savings across MDS.

At MDS, all LeanSigma projects are directly linked to business goals. In 2008, MDS Analytical Technologies projects will apply LeanSigma to integrate Molecular Devices and Sciex processes and on closing process gaps to improve customer service. MDS Nordion is continuing with cost reduction and reliability initiatives, particularly in the radiopharmaceutical business, and concentrating on revenue generation and increasing the capacity of R&D resources to build a stronger platform for growth. MDS Pharma Services is using LeanSigma to make improvements in support of their "high-quality, on-time delivery" brand promise, and our global functions – Finance, IT and Human Resources – projects include improving global cash flow, the implementation of changes to key business systems, and the harmonization of HR policies and benefits.

We have been building leadership and depth throughout the organization and around the world. Momentum is building, and the world of opportunities we see is already materializing.

Making all the difference in the world

Breakthroughs in life sciences make all the difference in the world – bringing new hope to those struggling with disease, enhancing the quality of life and improving the lives of millions of people, everywhere, every day.



> "Lung cancer is responsible for more deaths than breast, colon and prostate cancer combined. On a global scale, lung cancer causes 1.3 million deaths each year. The gift from MDS is an important catalyst that will ultimately help us to detect lung cancer earlier and save lives. Currently lung cancer survival rates are about 15%. With early detection, we are hopeful that we can increase survival to 70%–90%. This new funding will lead the way for other people to support research that will make a world of difference for lung cancer patients."
>
> **Dr. Stephen Lam**
> Head of Lung Cancer Programs, BC Cancer Agency

Did You Know…



MDS Nordion has been the title sponsor for the Ottawa Race Weekend's 5 & 10K events since 1986. Since 2000, MDS Nordion employees have raised **over $550,000 for The Ottawa Hospital**.



In 2007, MDS donated **over $2 million to cancer-related charities** and made an additional commitment of at least $600,000 over the next two years.



In 2007, we awarded the **Dr. William Anderson Memorial Award**, celebrating employee leadership in global humanitarian projects, to Louise Shirlow, who spent her sabbatical in Thailand, working with abused and neglected children.

At MDS, we are united behind our core purpose – to make a distinctive contribution to the health and well-being of people – and we strive to live our core values, on the job and off.

Making a difference on the job

We take great pride in the fact that what we achieve in our business operations can make all the difference in the world in the battle against disease. Our products and services enable physicians, researchers and pharmaceutical companies to constantly advance treatments, diagnoses and vital drugs.

Through MDS Pharma Services, we provide services to the pharmaceutical industry through every stage of drug development – helping to bring better and more effective drugs to market sooner and more affordably. Through MDS Nordion, we manufacture more than half of the world's medical isotopes – used for diagnosis, monitoring and treatment of cancer and other diseases. And through MDS Analytical Technologies, we manufacture equipment used by the pharmaceutical industry to develop safer and better drugs, faster.

By focusing on *globalization, innovation, and operational excellence*, we are able to make a growing contribution – a contribution we support through our corporate philanthropy and citizenship programs.

Making a difference in battling cancer

To optimize our contribution to health and well-being, we have focused our corporate donations and supportive programs in the battle against cancer as our major cause. The reasons are very straightforward – all our businesses are involved heavily with this battle, and all stakeholders of MDS have a personal stake in the quest.

Among the highlights of our corporate philanthropy and employee activities of 2007 is the identification of a global cancer agency that we could partner with in pursuit of our common cause – the *International Union Against Cancer (UICC)* – and we have embarked on a three-year sponsorship of their key projects. As well, we made two significant endowments to mark the sale of MDS Diagnostic Services – to the *BC Cancer Foundation* to support an early lung cancer detection and translational research program at the *BC Cancer Agency*, and *BC Children's Hospital Foundation* to support research into Huntington disease at the Centre for Molecular Medicine and Therapeutics at the Child & Family Research Institute.

Furthermore, we provided donations to numerous charitable organizations where MDS employees volunteer.

MDS Analytical Technologies sponsored an employee who climbed two mountains, raising funds for the Fred Hutchinson Cancer Research Center in Seattle, and launched a global "Walk Across MDS Analytical Technologies" employee event in support of various cancer charities.

MDS Nordion employees fundraised a record $65,000 for The Ottawa Hospital's cancer research programs through the MDS Nordion 5 & 10K Run. In addition, employees continued their support for the community by volunteering a day of service to 52 organizations.

MDS Pharma Services became a major sponsor of Alex's Lemonade Stand Foundation and its site locations will host lemonade stands in 2008, with proceeds directed to pediatric cancer research. And for the fourth year in a row it was an event sponsor of the Wellness Community of Philadelphia, which offers a wide menu of support services to people with cancer and their families.

Overseeing the
difference

MDS Board members reflect a breadth of management and industry knowledge that is vital to our growth in global markets.


Paul Anderson


Bill Anderson


Stephen DeFalco


Bill Etherington


Bob Luba


Jim MacDonald


John Mayberry


Dick McCoy


Mary Mogford


Kathleen O'Neill


Nelson Sims

With the world of difference we have seen at MDS, strong governance, accountability and oversight by an experienced and independent Board of Directors is more important than ever. MDS has been at the forefront in establishing, maintaining and strengthening governance policies, which are detailed in our information circular and available online at www.mdsinc.com.

Following our major update of internal controls and financial reporting in fiscal 2006 to meet the requirements of the US Sarbanes-Oxley Act, we further strengthened governance in 2007 with the introduction of new Majority Voting and other governance practices, designed to protect all shareholders and provide the highest conduct standards for directors. As well, we amended our stock option plan, to align the interest of all shareholders with those of management.

We are confident that we have the tools in place to assist the Board in their work. However, the best policies and controls do not guarantee good governance. The conduct, engagement and quality of the directors, along with the accountability and oversight of management are critical.

At MDS, we have a Board of exceptional depth and strength, and our directors provide thorough oversight and good governance. Our Board continues to be independent of management, with members reflecting a breadth of management and industry experience that is vital to guide MDS in its growth in global markets.

Paul S. Anderson
**Member of the Corporate Governance
& Nominating Committee
Member of the Human Resources
& Compensation Committee**

Paul Anderson, 69, of Lansdale, PA, has served on the Board of the Company since 2003. Dr. Anderson is a Corporate Director having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb. Dr. Anderson is also a director of Albany Molecular Research, is a member of the Chemical Heritage Foundation and is on the Board of Trustees of the Gordon Research Conferences.

William D. Anderson
Member of the Audit Committee

Bill Anderson, 58, of Toronto, ON, has served on the Board of the Company since February 2007. He is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc. Mr. Anderson is also a director of TransAlta Corporation and Gildan Activewear Inc.

Stephen P. DeFalco
Stephen DeFalco, 46, of Toronto, ON, is the President and Chief Executive Officer of MDS Inc. Mr. DeFalco joined MDS from U.S. Genomics where he was Chairman and Chief Executive Officer. Prior to his role at U.S. Genomics, he served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc. Mr. DeFalco also held senior management positions at United Technologies and McKinsey & Company.

William A. Etherington
**Chair of the Human Resources & Compensation Committee
Member of the Corporate Governance
& Nominating Committee**

Bill Etherington, 66, of Toronto, ON, has served on the Board of the Company since 2001. Mr. Etherington is Chairman, Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation and Chairman, President and CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc., Onex Corporation and SS&C Technologies, Inc., as well as a director of St. Michael's Hospital and a member of the President's Council, University of Western Ontario.

Robert W. Luba
Chair of the Audit Committee

Bob Luba, 65, of Toronto, ON, has served on the Board of the Company since 1996. Mr. Luba is President, Luba Financial Inc. Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited. Mr. Luba is also a director of AIM Trimark Investments and Softchoice Corporation.

James S. A. MacDonald
Member of the Audit Committee

Jim MacDonald, 62, of Toronto, ON, was appointed to the Board in July 2005. Mr. MacDonald is Chairman and Managing Partner of Enterprise Capital Management Inc. Prior to 1997, Mr. MacDonald was Deputy Chairman of Scotia McLeod Inc., having joined a predecessor to that company in 1969. He is a director of Manitoba Telecom Inc. and Superior Plus Inc.

John T. Mayberry
Chairman

John Mayberry, 63, of Burlington, ON, has served on the Board of the Company since 2004. Mr. Mayberry is a Corporate Director. From 2002 to 2003, Mr. Mayberry was Chair of the Board and CEO of Dofasco Inc., and from 1993 to 2003 he was President and Chief Executive Officer of Dofasco Inc. Mr. Mayberry is also a director of Scotiabank.

Richard H. McCoy
**Member of the Audit Committee
Member of the Corporate Governance
& Nominating Committee**

Dick McCoy, 65, of Toronto, ON, has served on the Board since January 2006. Mr. McCoy is a Corporate Director. He has been in the investment banking business for over 35 years. Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy also serves as a director of ACE Aviation Holdings Inc., Rothmans Inc., Uranium Participation Corporation, Gerdau Ameristeel Corp., Aberdeen Asia-Pacific Income Investment Company Limited, Jazz Air Income Fund and Pizza Pizza Royalty Income Fund.

Mary A. Mogford
**Chair of the Corporate Governance
& Nominating Committee
Member of the Environment, Health & Safety Committee
Member of the Human Resources
& Compensation Committee**

Mary Mogford, 63, of Newcastle, ON, has served on the Board of the Company since 1998. Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of the Potash Corporation of Saskatchewan, the Institute of Corporate Directors (ICD) and the SickKids Foundation Board. Ms. Mogford was made a Fellow of the Institute of Corporate Directors in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program.

Kathleen M. O'Neill
**Member of the Audit Committee
Member of the Environment, Health & Safety Committee**

Kathleen O'Neill, 54, of Toronto, ON, was an Executive Vice President with BMO Bank of Montreal until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers. Ms. O'Neill is a Fellow of the Institute of Chartered Accountants of Ontario. She is a director of TSX Group Inc., Finning International Inc. and Canadian Tire Bank. Ms. O'Neill is Chair of St. Joseph's Health Centre Foundation and a past Chair of the Board of St. Joseph's Health Centre in Toronto. She is also active on several other non-profit boards. In 2005, Ms. O'Neill was accredited to the ICD/Rotman School of Management Directors Education Program.

Nelson M. Sims
**Chair of the Environment, Health & Safety Committee
Member of the Human Resources
& Compensation Committee**

Nelson Sims, 60, of Key Largo, FL, has served on the Board of the Company since 2001. Mr. Sims was an Executive with Eli Lilly and Company for 28 years, prior to his retirement in 2001. His assignments included President of Eli Lilly Canada from 1991 to 1999. Mr. Sims was President and CEO of Novavax, Inc. from 2003 to 2005 and he has served as a Corporate Director and Consultant for several biotech companies. He currently serves on the board of Aastrom Biosciences, Inc.

Directors & Management

Board of Directors

Paul S. Anderson[C, H]
William D. Anderson[A]
Stephen P. DeFalco
William A. Etherington[C, H]
Robert W. Luba[A]
James S. A. MacDonald[A]
John T. Mayberry[Chairman]
Richard H. McCoy[A, C]
Mary A. Mogford[C, E, H]
Kathleen M. O'Neill[A, E]
Nelson M. Sims[E, H]

A Audit Committee
C Corporate Governance & Nominating Committee
E Environment, Health & Safety Committee
H Human Resources & Compensation Committee

Executive Management Team

Stephen P. DeFalco
President and Chief Executive Officer

Andrew W. Boorn
President, MDS Analytical Technologies

Thomas E. Gernon
Executive Vice-President, Information Technology, and Chief Information Officer

Kenneth L. Horton
Executive Vice-President, Corporate Development, and General Counsel

Sharon M. Mathers
Senior Vice-President, Investor Relations and External Communications

Douglas S. Prince
Executive Vice-President, Finance, and Chief Financial Officer

James M. Reid
Executive Vice-President, Global Human Resources

David Spaight
President, MDS Pharma Services

Steven M. West
President, MDS Nordion

Investors' Quick Reference

Mailing Address

2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario, Canada L4W 4V9
Telephone: 416-675-7661
Fax: 416-675-0688

Website Address

www.mdsinc.com

Transfer Agent and Registrar

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors

Ernst & Young LLP

MDS Stock Split History

1980 – September 17	2:1
1983 – July 13	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – September 26*	2:1

* stock dividend – same as stock split

Investor Information

Contact: Sharon Mathers,
Senior Vice-President, Investor Relations and External Communications
Telephone: 416-213-4721
Fax: 416-675-0688
Email: sharon.mathers@mdsinc.com

Legal Counsel

Fasken Martineau DuMoulin LLP

Stock Listing

MDS shares are listed on the TSX: MDS and NYSE: MDZ
MDS is part of the S&P/TSX 60 Index and the S&P/TSX Capped Health Care Index

MDS Annual Shareholders' Meeting

Shareholders are invited to attend the Company's Annual Meeting at 4:00 p.m., Thursday, March 6, 2008 at:

Design Exchange
234 Bay Street
Toronto, Ontario, Canada

Annual and Interim Reports

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at **www.mdsinc.com** or at **MDS Shareholder Communication Service** at 1-888-MDS-7222.

Trademarks

The following are registered trademarks of MDS Inc. or its subsidiaries:

MDS
TheraSphere®
AquaMax®
MetaMorph®
Cliquid™
FlashQuant™
Glucotrace®

MDS Analytical Technologies markets its Sciex instruments under the brand names "Applied Biosystems | MDS Sciex" and "PerkinElmer Sciex" through its joint venture partners, Applied Biosystems, a business of Applera Corporation, and PerkinElmer, respectively.

We are always looking for ways to improve, and will make changes to each year's Annual Report based on feedback from our readers. Please feel free to comment by sending an email to **InvestorRelations@mdsinc.com**.

DESIGN: BRYAN MILLS IRADESSO, TORONTO EDITORIAL: SAGE COMMUNICATIONS PRINTING: ANNAN & SONS LTD. PRINTED IN CANADA



A world of
difference





Core Purpose

To make a distinctive contribution to the health and well-being of people around the world.

Core Values

Commitment to excellence

Striving to reach our full potential as a company and as individuals; doing the right things the right way.

Mutual trust

Having confidence enough to rely on others and to be open to new people and different ideas.

Respect for people

Showing genuine concern for others, and treating people as individuals, with understanding and appreciation.

Integrity

Being reliable and accountable in word and behaviour.

MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9
www.mdsinc.com

MDS
Science advancing health